STRATASYS ANNOUNCES ELCHANAN (ELAN) JAGLOM TO
STEP DOWN AS CHAIRMAN OF THE BOARD OF DIRECTORS IN MAY

REHOVOT, Israel - Feb. 6, 2020 – Stratasys, Ltd. (NASDAQ: SSYS) (the "Company") announced today that Elchanan (Elan) Jaglom informed the Board of Directors of his intention to resign as the Company’s Chairman of the Board, effective May 17, 2020. Jaglom will remain a member of the Board.

The Stratasys Board of Directors will convene on February 25th, 2020 and is expected to name a Chairman as Jaglom’s successor, to go into effect May 17, 2020.

For over two decades Jaglom has served the Company, beginning as a Director of Objet Ltd. in 1998 and as Chairman of Objet from 2001 until the Stratasys-Objet merger in December 2012. Jaglom then served as Chairman of the Executive Committee until he was appointed as Chairman of Stratasys in February 2015. Since June 2018, Jaglom has served as interim Stratasys CEO in parallel with his Board leadership responsibilities. With the recent naming of Yoav Zeif as the Company’s new CEO, effective mid-February, Jaglom will remain in his role as Chairman for the subsequent three months to ensure business continuity.

“It has been a privilege to serve as the Chairman of Stratasys through over 20 years of industry leadership and I am proud of the success we have achieved as the global leader in 3D Printing,” said Jaglom. “I am excited and confident about the future for Stratasys. We are entering a new phase as we prepare to introduce innovation and deliver on a game-changing roadmap in the coming years. I will continue to passionately support the Company as a member of the Board and intend on working closely with our newly appointed CEO, Yoav Zeif, whose experience will advance Stratasys to new heights of success.”

Stratasys is the global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com.

Stratasys, PolyJet, and FDM are trademarks of Stratasys Ltd. and/or its affiliates. All other trademarks are the property of their respective owners, and Stratasys assumes no responsibility with regard to the selection, performance, or use of these non-Stratasys products.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the "SEC") on March 7th, 2019. Any forward-looking statements made in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Stratasys Investor Relations
Yonah Lloyd – Vice President, Investor Relations
 Yonah.lloyd@stratasys.com

Stratasys Public Relations
Aaron Pearson – Vice President, Public Relations
 Aaron.pearson@stratasys.com
952-917-6700